August 17, 2007                                IMMERSION CORPORATION HAS CLAIMED
                                      CONFIDENTIAL TREATMENT OF PORTIONS OF THIS
                                  LETTER IN ACCORDANCE WITH 17 C.F.R. ss. 200.83

Mr. Brad Skinner
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Room 4561
100 F Street, N.E.
Washington, D.C.  20549


RE:    Immersion Corporation
       Form 10-K for the Fiscal Year Ended December 31, 2005
       Filed March 10, 2006
       Form 10-K for the Fiscal Year Ended December 31, 2006
       Filed March 10, 2007
       Form 10-Q for the Quarter Ended March 31, 2007
       Filed May 10, 2007


Dear Mr. Skinner:

Thank you for your review of our above noted filings, and the comments you provided in your letter to Immersion Corporation, a Delaware corporation (the "Company"), dated July 23, 2007. We understand that the review and comment process is designed to assist us in ensuring our compliance with applicable disclosure requirements, and to achieve greater transparency in our filings. We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Company's filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are providing the additional information requested to your comments below. For your convenience, we have repeated and numbered the comments in your letter.

General
-------

     1. We continue to consider your response letter dated June 7, 2007.

       Response:
       ---------

       Noted.

Form 10-Q for the Quarter Ended March 31, 2007
----------------------------------------------

Consolidated Financial Statements
---------------------------------



**** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

IMMERSION CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. ss. 200.83


Mr. Brad Skinner
Securities and Exchange Commission
August 17, 2007
Page 2


Notes to Consolidated Financial Statements
------------------------------------------

Note 8. Long-term Customer Advance From Microsoft, page 10
----------------------------------------------------------

     2. We note that you have determined that the conclusion of your litigation with Sony did not trigger any payment obligations under your Microsoft agreements. Explain to us, in reasonable detail, your basis for this determination. As part of your response, explain the basis for your determination that the conclusion of the litigation, together with the March 19, 2007 license agreement, did not effectively represent a settlement with Sony. In this regard, we note that your response letter dated January 23, 2007, which indicated that your belief "that a judicial win would likely result in a settlement agreement between the Company and
       Sony....." and "such a settlement requires the Company to make a payment to Microsoft of not less than $15 million." Please note, it is not clear how the ultimate conclusion of the Sony litigation differs substantively from the outcome contemplated in your correspondence letter.

       Response:
       ---------

       [****]


Note 10. Litigation Conclusion and Patent License, Page 14
----------------------------------------------------------

     3. Based on discussion under this note, we understand that you have determined, for accounting purposes, that the litigation conclusion and the subsequent license agreement represent a single multiple-element arrangement. If our understanding is not correct, please advise. However, if our understanding is correct, please explain, in reasonable detail, the basis for this determination. As part of your response, explain how you considered that the terms of the litigation were established in early 2005, while the subsequent license agreement was not reached until March 2007.

       Response:
       ---------

       [****]

       We also considered the accounting guidance provided by Joseph McGrath's speech at the 2006 AICPA National Conference on Current SEC and PCAOB Developments relating to agreements containing multiple elements that would not otherwise be subject to specific authoritative literature. Mr. McGrath stated in part:

                      "Over the past year, we encountered a number of instances
                  where transactions or agreements contained multiple elements and were not otherwise subject to specific authoritative literature. Examples included: i) contract termination agreements; ii) executory contracts including modifications to existing contracts that may have required an upfront payment



**** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

IMMERSION CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. ss. 200.83


Mr. Brad Skinner
Securities and Exchange Commission
August 17, 2007
Page 3


                  or; iii) a litigation settlement which required future services or other concessions between the parties. Regardless of the example, the same fundamental questions exist: i) should the arrangement be separated into two or more elements for accounting purposes and; ii) how should the elements be measured."

                      "Regarding the first question - in the situations we
                  encountered, the arrangements were complex, and the accounting was obviously dependent upon the specific facts and circumstances. While no one factor would be determinative, we asked registrants to consider whether: i) the elements had independent economic value or substance; ii) any of the elements separately would meet the definition of an asset or liability; iii) there are instances where similar elements would be purchased or sold on an individual basis and; iv) the company has a reasonable basis to make an allocation among the elements."

       [****]


     4. Identify for us, and describe the material terms of, each of the different elements you identified as part of your evaluation of litigation conclusion and subsequent license agreement for purposes of EITF 00-21. For each identified element, explain, in reasonable detail how you determined the relative fair values.

       Response:
       ---------

       [****]

       With respect to determining the relative fair value of the elements we considered by analogy the guidance in paragraph 12 of EITF 00-21 as well as the guidance in the aforementioned speech by Joe McGrath which states in part:

                      "With regard to the second question - how should each of
                  the elements be measured - it is again necessary to consider the substance of the transaction. Some have questioned whether the arrangement should dictate measurement when the agreement specifically states amounts for a given element. We generally believe that fair value is a more appropriate allocation basis than the stated amounts in the contract."

       [****]



**** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

IMMERSION CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. ss. 200.83


Mr. Brad Skinner
Securities and Exchange Commission
August 17, 2007
Page 4


     5. We note that you have deferred $30 million of the total payments for recognition in future periods. Explain to us how you determined that deferral of this amount is appropriate. As part of your response, describe any remaining performance obligations or other undelivered elements that result in this deferral. Additionally, explain your basis for concluding that recognition of the deferred amount on a straight-line basis over the "remaining capture period of the patents licensed" is appropriate.

       Response:
       --------

       [****] as described in paragraphs 48 and 49 of SOP 97-2 which states:

                      "As part of a multiple-element arrangement with a user, a
                  vendor may agree to deliver software currently and to deliver unspecified additional software products in the future (including unspecified platform transfer rights that do not qualify for exchange accounting as described in paragraphs .50 through .55). For example, the vendor may agree to deliver all new products to be introduced in a family of products over the next two years. These arrangements are similar to arrangements that include PCS in that future deliverables are unspecified. Nevertheless, they are distinguished from arrangements that include PCS because the future deliverables are products, not unspecified upgrades/enhancements.

                       The software elements of the kinds of arrangements
                  discussed in paragraph .48 should be accounted for as subscriptions. No allocation of revenue should be made among any of the software products, and all software product-related revenue from the arrangement should be recognized ratably over the term of the arrangement beginning with delivery of the first product. If the term of the arrangement is not stated, the revenue should be recognized ratably over the estimated economic life of the products covered by the arrangement, beginning with delivery of the first product. An intent on the part of the vendor not to develop new products during the term of the arrangement does not relieve the vendor of the requirement to recognize revenue ratably over the term of the arrangement, beginning with the delivery of the first product."



**** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION

IMMERSION CORPORATION HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. ss. 200.83


Mr. Brad Skinner
Securities and Exchange Commission
August 17, 2007
Page 5


We hope you find the above information responsive to your comments. Should you have any questions regarding our responses above or require any additional information, please do not hesitate to contact the undersigned at [****].

Sincerely,

/s/ Stephen Ambler
------------------

Stephen Ambler
Chief Financial Officer and Vice President, Finance

cc:              David Edgar, SEC
                 Mark Farley, Deloitte & Touche LLP
                 James Koshland, DLA Piper US LLP






**** CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION